Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DCT Industrial Trust Inc.:

We consent to the incorporation by reference in registration statement Nos. 333-137929 and 333-145252 on Form S-8 and registration statement Nos. 333-141910, 333-141913, and 333-145253 on Form S-3 of DCT Industrial Trust Inc. of our report dated February 29, 2008, except as to the 2007 and 2006 information in paragraph 8 of note 3, paragraph 20 of note 4, paragraph 5 of note 9, notes 11, 16, and 17, which are as of February 27, 2009, with respect to the consolidated balance sheet of DCT Industrial Trust Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2007, which report appears in the December 31, 2008 annual report on Form 10-K of DCT Industrial Trust Inc.

/s/ KPMG LLP

Denver, Colorado

February 27, 2009